FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

      The energy corporation CEZ files another offer for Zespol Elektrowni
                             Dolna Odra S.A. today

CEZ continues in the privatization tender by filing another offer for the Polish power generation company Dolna Odra. CEZ filed its first offer for a share of min. 10% at the end of April this year; based upon that offer, it was shortlisted for the second round in which six prospect buyers participate. Based upon preliminary offers, the Polish government is to choose a selected group of bidders and will later decide also on the specific size of the privatized share.

"The energy corporation CEZ has previously been successful in making acquisitions in southeast Europe, where we own distribution companies in Bulgaria and Romania already. Pursuing our goal to become the leader in the electricity market of the CEE region, we find that Poland is the strategic market in Central Europe for us. The immediate proximity with Poland means that both energy companies know each other well, which is key for a possible future partnership," says Martin Roman, Chairman of the Board and CEO of CEZ. Dolna Odra is the fifth-largest electricity producer in Poland. Its complex consists of three power plants (Dolna Odra [Lower Oder], Pomorany [Pomerania], and Stetin [Stettin]); the total installed load is 1 960 MW. In the course of its expansion activities, CEZ has so far smoothly taken over three Bulgarian-based distributors and at the beginning of April signed an agreement on the privatization of the company Oltenia in Romania. By way of these acquisitions, CEZ almost doubled the number of its final customers to 6.6 million and thus soared to the eighth rank among Europe's energy companies in terms of this criterion.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     CEZ, a. s.
                                              ------------------------
                                                    (Registrant)
Date:  August 19, 2005
                                             By: /s/ Libuse Latalova
                                                --------------------------------
                                                  Libuse Latalova
                                            Head of Finance Administration